TEL NEXX, INC.

900 Middlesex Turnpike, Bldg.6	Phone:	978-932-2000
Billerica, MA USA 01821-3929	Fax:	978-932-2099

July 25, 2012

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Mr. Louis Rambo

Re:	NEXX Systems, Inc.
Request to Withdraw Registration Statement on Form S-l (File No. 333-164873)

Ladies and Gentlemen:

On behalf of TEL NEXX, Inc., formerly known as NEXX Systems, Inc., a Delaware corporation (the “Company”), and pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby respectfully requests the withdrawal of its Registration Statement on Form S-1 (File No. 333-164873), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was initially filed with the Securities and Exchange Commission (the “Commission”) on February 11, 2010 and amended on April 6, 2010, May 14, 2010, June 8, 2010, June 30, 2010, July 19, 2010, August 23, 2010 and June 22, 2011. The Company has determined not to conduct the offering of securities contemplated in the Registration Statement because the Company was acquired on May 1, 2012 by Tokyo Electron Limited (“TEL”) pursuant to an Agreement and Plan of Merger dated March 15, 2012 by and among TEL, the Company, SUB NEXX, Inc. and the Stakeholders’ Representative. The Company requests that the Commission consent to this application pursuant to Rule 477(a) under the Securities Act.

The Company confirms that the Registration Statement has not been declared effective and no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein.

Accordingly, the Company hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement. Please fax a copy of the order to the Company’s legal counsel, Naoki Shimazaki, Esq. of GCA Law Partners LLP at (650) 428-3901.

If you have any questions regarding this application for withdrawal, please contact Naoki Shimazaki of GCA Law Partners LLP at (650) 237-7211.

Sincerely,

TEL NEXX, Inc. (formerly known as NEXX Systems, Inc.)

By:	/s/ Thomas Walsh
Name:	Thomas Walsh
Title:	President